Exhibit 12.1

COMMUNITY CHOICE FINANCIAL INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2011	2010	2009	2008	2007	2012
						(unaudited)
Earnings:
Income (loss) before provision (benefit) for income taxes, discontinued operations, and extraordinary item	$30,406	$53,226	$38,311	$(29,614)	$17,919	$12,3939
Equity investment (income) loss	415	—	—	—	—	(21)
Total earnings, as adjusted	$30,821	$53,226	$38,311	$(29,614)	$17,919	$12,3939

Fixed Charges:
Interest Expense	$32,775	$8,423	$11,379	$16,113	$18,277	$10,835
Amortization of deferred financing costs	1,559	78	153	78	144	515
Total fixed charges	$34,334	$8,501	$11,532	$16,191	$18,421	$11,350

Ratio of earnings to fixed charges	0.9	6.3	3.3	—	1.0	1.1

For the periods ended December 31, 2011, 2008 and 2007, the deficiency was $6,946, $47,424 and $2,344, respectively.